February 16, 2012

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed May 27, 2011
File No. 000-26251

Ladies and Gentlemen:

On behalf of NetScout Systems, Inc. (“NetScout”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2012, with respect to the filing referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated and italicized into this response letter. We do not believe the Staff’s comments require an amendment to our Form 10-K for the fiscal year ended March 31, 2011, but as noted below we will be making changes to our future filings to address the comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Overview, page 31

1.	Please tell us how you considered including quantitative and qualitative analysis of material trends and uncertainties. For example, without limitation, it is unclear what impact management believes your LTE rollout and expansion into the wireless industry will have on your operations and financial condition. Your management’s discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release 34-48960, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

NetScout’s Response:

At the time of the filing of the report, the Company did not identify any future quantifiable material trends or uncertainties in our business. The Company has reviewed its public filings, investor presentations, earnings release conference call materials and our annual letter to shareholders and determined that it has made several statements in these materials that address in general terms information that could have an effect on the future performance of its business.

With respect to the above, the Company acknowledges that it has publicly discussed the following:

•	General expectations related to buying patterns of our enterprise customers;

•	The potential for future buying from service providers as they roll out their LTE networks; and

•	Current economic difficulties in the Euro zone.

In future Form 10-K filings, the Company will endeavor to enhance its disclosures by discussing when appropriate our customer buying patterns, global economic conditions impacting our customers buying patterns as well as future general observations within MD&A to provide the reader a greater view of how the Company expects these items to affect its financial results. For example we will disclose that the LTE roll-out by our service provider customers continues to represent an opportunity for the Company and expected driver of future sales growth.

Part III (Incorporated By Reference from Schedule 14A Filed on July 26, 2011)

Compensation and Other Information Concerning Directors and Executive Officers, page 36

General

2.	Please explain to us why the amounts in the Restricted Stock Unit Awards (“RSUs”) column in your Summary Compensation Table are inconsistent and are much less than the figures included in the Grant Date Fair Value of Stock and Option Awards column in your Grants of Plan-Based Awards table and the Market Value of Shares or Units of Stock that Have Not Vested column for the grants made in 2010 in your Outstanding Equity Awards table. Also, please clarify whether the RSUs included in your Summary Compensation Table are listed at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(c)(2)(v) of Regulation S-K.

NetScout’s Response:

The Company acknowledges that the amounts disclosed under the Restricted Stock Unit Awards column in the Summary Compensation Table do not properly disclose the aggregate grant date fair value of the awards, rather the amounts disclose the equity based compensation expense for each period disclosed. The aggregate grant date fair value for each executive listed was:

Executive	Fair Value
Anil Singhal	982,502
David Sommers	439,999
Michael Szabados	704,130
John Downing	439,999
Jean Bua	449,998

The amounts were disclosed in the Grants of Plan-Based Awards table. There were no grants to the above listed individuals during fiscal year 2010 and 2009.

The Market Value of Shares or Units of Stock that Have Not Vested represents the fair value of all unvested awards based on the closing market price as of March 31, 2011. The closing market price as of March 31, 2011 was significantly higher than the closing market price on the grant issuance date.

The Company will ensure that it complies with Item 402(c)(2)(v) of Regulation S-K in future proxy filings.

Director Compensation Table for Fiscal Year 2011, page 40

3.	Please clarify whether the restricted stock awards granted to your non-executive directors included in your Director Compensation Table for Fiscal Year 2011 are listed at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(k)(2)(iii) of Regulation S-K. Also, please provide the grant date and the aggregate number of the RSUs for each non-executive director, pursuant to the Instruction to Item 402(k)(2)(iii) and (iv). You disclose on page 40 of your proxy statement that your directors receive RSUs valued at $60,000; however, it is unclear whether this relates to fiscal year 2011, as the director compensation table lists $88,234 in stock awards for each director in fiscal year 2011. Please advise.

NetScout’s Response:

The Company confirms to the Staff that restricted stock unit awards granted to non-executives are calculated at the aggregate grant date fair value as computed in accordance with ASC 718.

However, in reviewing our supporting calculations for this disclosure it appears that we incorrectly disclosed the tax basis compensation for the non-executive directors in fiscal year 2011 rather than the aggregate grant date fair value as reported in the Director Compensation Table referenced. The aggregate grant date fair value of each award was the $60,000 identified on page 40 ($28,234 less than the amount reflected in the Director Compensation Table). The number of restricted stock units granted on September 8, 2010 was 3,448 per non-executive director. The Company will ensure that such amounts are reported correctly in future filings.

Compensation Decision Processes, page 48

4.	Your disclosure on page 49 of your proxy statement indicates that your NEOs are “eligible for bonuses only after NetScout meets or exceeds company-wide revenue and EPS targets, except for Mr. Downing….” Your disclosures in the Individual Performance table on pages 50 and 51 indicate that the company met “revenue target range and exceeded EPS target.” Your disclosures on pages 53 and 54 indicate that not all revenue targets were met, resulting in a lower bonus accrual “significantly below the total eligible bonus target.” Thus, it is unclear whether the company-wide threshold revenue targets were met that would allow your NEOs to be eligible for the incentive- based compensation cash awards. Please explain these discrepancies, clarify what you mean by “revenue target range,” and tell us whether there are multiple revenue or EPS targets.

NetScout’s Response:

The apparent discrepancies noted relate to the difference between (1) bonus accruals that occur quarterly that over the course of a fiscal year set the amount of the total bonus pool used to pay bonuses to Company employees, and (2) the annual award of bonuses that are based on the attainment of individual performance objectives, including full year financial results, by the NEOs. It is possible for an individual to meet his annual performance goals including those related to full year financial results but still not receive a full bonus because quarterly accruals were less than 100% of the quarterly bonus accrual target.

Specifically, the Company accrues funds in a bonus pool each quarter based on quarterly non-GAAP revenue and non-GAAP EPS performance against specific targets approved by the Board of Directors. Amounts accrued quarterly fluctuate based on the Company’s financial performance against the quarterly non-GAAP revenue and non-GAAP EPS targets. Higher bonus accruals are made with respect to quarters with strong financial performance, and lower bonus accruals are made in quarters with weaker financial performance. The total amount of the annual Company-wide bonus funds available after the end of each fiscal year are based on the sum of the bonus compensation accrued each quarter within such fiscal year.

As noted in the Company’s proxy statement, the Company’s named executive officers receive bonuses based on each individual’s attainment (as determined by the Compensation Committee, and, for the CEO, the Board) of the financial and non-financial performance goals communicated to each NEO during the first quarter of each fiscal year. The performance goals and achievement for each named executive officer for fiscal year 2011 are disclosed in the proxy statement on page 50-51 and include full year non-GAAP revenue and non-GAAP EPS ranges, as opposed to a single specific dollar amount. As noted, the CEO, COO, and CFO each met his annual non-GAAP revenue and non-GAAP EPS performance goal. However, as described in the proxy statement (see p. 50), because the Company did not meet all of its quarterly revenue targets, the bonus accrual was below the full aggregate bonus target.

The percent of the maximum bonus payable to an NEO is not directly tied to the full year bonus accrual percentage for the Company as a whole given that each executive’s performance is based on financial and non-financial metrics. However, in practice, the bonuses paid to the NEOs tend to approximate the full year bonus accrual if the NEO has met his or her all their individual performance goals. As described in the proxy statement (pp. 53-54), each NEO except Mr. Downing was paid a Fiscal Year 2011 bonus at 60%, which was slightly below but roughly the same as the total accrued annual percentage that made up the pool, with the reasons for the comparable treatment described in the proxy statement. The Company will in future disclosures make sure that the distinction is clear between quarterly accrual and individual annual bonus targets and payments.

5.	Please provide us a description or clarification of what you mean by “(non-GAAP) revenue and EPS” performance targets for your short term incentive plan described on pages 49 through 51. Is it unclear whether the “non-GAAP” reference also refers to EPS and how your non-GAAP financial measures deviate from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K for guidance. Please confirm that you will provide disclosure to this effect in future filings.

NetScout’s Response:

Non-GAAP is meant to refer to both revenue and EPS measures used for the purposes of describing performance targets described on pages 49 through 51.

As disclosed in item 7 page 32 of our fiscal year 2011 form 10-K: “From time to time in press releases regarding quarterly earnings, presentations and other communications, we may provide financial information determined by methods other than in accordance with generally accepted accounting principles (GAAP). Recent non-GAAP financial measures have included non-GAAP revenue, income from operations, net income and net income per diluted share, each of which were adjusted from amounts determined based on GAAP to exclude the effect of purchase accounting adjustments to acquired deferred revenue resulting from our acquisitions, and to eliminate the revenue impact of recently adopted accounting guidance, and to remove share-based compensation expenses, certain business development expenses, integration expenses and the amortization of acquired intangible assets, net of related income tax effects.

Management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions. These non-GAAP measures are among the primary factors that management uses in planning and forecasting future periods. Management believes these non-GAAP financial measures enhance the reader’s overall understanding of NetScout’s current financial performance and its prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how NetScout plans and measures its business. We believe that providing these non-GAAP measures affords investors a view of our operating results that may be more easily compared to our peer companies and against prior periods by enabling investors to consider our operating results on both a GAAP and non-GAAP basis during periods where GAAP results were affected by non-recurring events, such as our acquisition of Network General in 2007.”

Additionally, the Company has reconciled its non-GAAP results to its GAAP basis results on page 33 of our fiscal year 2011 form 10-K.

The Company confirms that it will clarify and incorporate the expanded disclosures (excluding the GAAP to non-GAAP reconciliation) in our future proxy filings.

Fiscal 2011 Equity Award, page 53

6.	Please provide us substantive analysis and insight in how your compensation committee determined to grant Mr. Singhal the RSUs that are equal to 76,222 shares of your common stock. Also, while you disclose why you determined to issue your other NEOs RSUs on pages 55 to 56, please explain to us how your compensation committee determined the specific amounts.

NetScout’s Response:

The equity awards to the NEOs including the CEO were determined based on two main factors: (1) reference to internal guidelines for RSU grants to officers, and (2) equity shares made available for grant as part of the company-wide pool determined by the Board of Directors.

Early in fiscal year 2011, the Compensation Committee revised internal equity grant award guidelines used generally in determining equity awards. The Compensation Committee and the Board referred to the guidelines in calculating the grants made to the CEO and other named executive officers. The Compensation Committee had adopted the guidelines based mainly on prior practice and its own assessment of reasonable grant amounts but it also reviewed peer company practices and a commercially available 2010 survey of high technology companies (Radford).

The guidelines are considered as part of the mix of information used to determine equity awards. As noted in the proxy statement (p. 49), equity awards to NEOs are made based on numerous factors including those listed in the proxy statement (e.g., existing levels of stock ownership, previous equity grants, vesting schedules, current stock price, place in overall compensation mix, and effectiveness of different elements of compensation in achieving the Company’s compensation goals).

For each named executive officer, including Mr. Singhal, the grants represented a percentage of the amount provided by the guidelines (approximately the same percentage was used for each named executive officer). Although the guidelines provided for a certain bi-annual equity award, the equity actually awarded to each NEO was only a percentage of the eligible amount. The reason for granting less than the full guideline amounts to each NEO (the amounts are set forth in our second response to this letter) is that the Board imposed a total share limit for grants to all employees, including the NEOs, and that limit resulted in grants to all employees, including NEOs, being below the guideline amounts.

With respect to Mr. Singhal’s grant, the Committee and Board also considered in making the award to Mr. Singhal that Mr. Singhal had not received an equity grant for over ten years and that Mr. Singhal had requested, at various times during such 10 year period, that no such grant be made to him. The Board determined that Mr. Singhal should receive an equity award to continue to align his interest with those of the stockholders and in light of his responsibilities as chief executive officer.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

7.	We note that you separately disclose excess tax benefit from stock options exercised in the cash flows from financing activities section. Please tell us whether you have classified the corresponding cash outflow within the cash flows from operating activities section and how you considered separately disclosing this amount pursuant to ASC 230-10-45-17(c). Additionally, please clarify whether other types of equity awards, such as RSUs, impact the amount of excess tax benefit presented.

NetScout’s Response:

The Company confirms that it removed the impact of the cash flow resulting from the excess tax benefit related to stock option exercises from the “Cash Flows from Operating Activities” section of the Consolidated Statement of Cash Flows. We have reviewed ASC 230-10-45-17(c) and have concluded that we have correctly classified these cash flows in accordance with that guidance. The Company concluded that the change in deferred income taxes less any excess tax benefit recorded represents the deferred income tax provision. Hence the Company chose to include the removal of this item within the “Deferred income taxes” caption. This conclusion is consistent with the definition of deferred income tax expense per FASB ASC 740-10-20. Further the Company concluded that separate disclosure would not provide additional information to readers as this would have resulted in the same amount being shown within operating activities ($8,238,000) and financing activities.

The Company notes that the caption “Excess tax benefits from options exercised” includes the impact of the excess tax benefit related to stock option exercises as well as the activity related to RSU vests. The Company will rename this caption in future filings to clarify that the excess tax benefit is inclusive of the tax impacts of all equity based compensation awards.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

8.	We note your disclosure that for multi-element arrangements comprised of only hardware products and related services, you allocate the total transaction based on each element’s relative fair value compared to the total fair value of all of the elements. Please tell us how your allocation method is consistent with the relative selling price method discussed in ASU No. 2009-13 considering the term “fair value” is no longer referred to within this guidance.

NetScout’s Response:

The Company acknowledges the inconsistency noted by the Staff with respect to the terminology used in the filing compared to ASU No. 2009-13. The Company does allocate the total transaction price of an arrangement based on each unit of accounting’s relative selling price. The Company will edit the disclosure in future filings to be consistent with terminology presented in the guidance.

9.	We also note your disclosure that each element’s fair value is based on management’s best estimate of selling price paid by customers based on the element’s historical pricing. Please provide a more detailed description of your policy and describe how it complies with ASC 605-25. In this regard, it is unclear whether the historical pricing used represents separate sales of your products on a standalone basis or whether is it used in addition to other factors, inputs, assumptions and methods in determining an estimated selling price. Additionally, please update your disclosure in future filings as necessary. Refer to ASC 605-25-50-2(e).

NetScout’s Response:

The Company acknowledges the inconsistency within the revenue policy disclosure between the description of changes brought by the adoption of ASC 605-25 and the description of the Company’s application of that guidance in allocating total transaction selling price to multiple units of accounting in an arrangement based on the relative selling price of each deliverable.

The Company disclosure incorrectly suggests that only the lowest level of the hierarchy (i.e. BESP) was used to determine relative selling price of each deliverable.

Consistent with guidance set forth in ASC 605-25, the Company allocates total transaction selling prices amongst the separate units of accounting in a multiple element arrangement based on their relative selling prices, determining such selling prices under a hierarchy of measurements. The Company measures selling price for service deliverables (i.e. maintenance, consulting and training) using the highest level of measurement, VSOE. For products included in multiple element arrangements for which the Company does not have VSOE or TPE, the Company utilizes BESP to establish the selling price in order to allocate relative selling price amongst those units. For multi-element arrangements comprised of a combination of hardware and software elements, the total transaction value is bifurcated between the hardware elements and the software elements based on the relative selling prices of the hardware elements and the software elements as a group. Then, value for the hardware and hardware-related services unit of accounting is further allocated using the relative selling price methodology and value for the software and software-related services is recognized using the residual method.

Specifically, the Company has established BESP for a product as the average selling price the unit was sold for over the past eight quarters, whether sold alone or sold as part of a multiple element transaction. The Company asserts that the average selling price mentioned represents BESP when at least 70% of the selling prices for a product are within 15% over or under the calculated average selling price. Historically, all product selling prices are within the range specified.

Further, our internal list price for products is generated in order to target the desired gross margin from sales of product after analyzing historical discounting trends by product. On a quarterly basis, senior management reviews the price list and considers factors in the market such as technological obsolescence, product placement within the market, and any new product releases that may cause the list price for a product to change. The price list is then approved by appropriate levels of management prior to release. The Company asserts that a discount off its list price will yield the most relevant BESP for its products and is consistent with the underlying methodology used by senior management to determine the selling price of a product. Therefore, there is parity between efforts used by senior management in achieving a desired margin through development of an internal price list and the BESP used in relative fair value calculations. This method is compliant with the prescribed guidance under ASC 605-25.

The Company will make clarifying edits in future filings to its description of the method used to allocate total transaction price based on relative selling prices to multiple element arrangements in order to reflect the consideration of all levels of the hierarchy outlined in ASC 605-25-50-2(e).

10.	We note your disclosure on page 11 that in recent years you have delivered major product upgrades across your product line. Please tell us whether these major upgrades are included in your customer support agreements with your customers and if so, please explain to us, in detail, how you determined that these major upgrades were considered upgrades rather than additional products.

NetScout’s Response:

Under an active post customer support (“PCS”) agreement, a customer is entitled to telephone access with live technical support representatives, access to technical literature such as user guides and upgrades including bug fixes, corrections, and updates, enhancements and new versions of the product originally purchased on a when-and-if available basis. Therefore, the customer does not have expectations to receive any specific upgrades during the PCS period at the time the original product was purchased. Such terms are agreed to with the customer as evidenced in the PCS arrangement documentation. Any upgrades that might be received in the future are unspecified to the customer at the time of original sale. The customer is provided both major and minor upgrades that extend the life or improve the marketability of the original product through enhanced functionality and performance. However, customers are only entitled to these rights on originally purchased products that are currently under maintenance. Customers with products not currently under maintenance are required to pay for any lapsed and unpaid maintenance periods before receiving the upgrade.

Customers are entitled to the product upgrades, as disclosed on the referenced page, for those products already owned and are not entitled rights to any features or functionality of another product offering, product family, suite of products or add-ons under a current maintenance contract that vary from the core functionality originally licensed. All upgrade rights given are only operational in the same performance domain as the original product delivered. The new features provided by upgrades simply enhance the core functionality of the originally delivered product and were not a result of sizeable internal development efforts as compared to release of brand new product offerings that have been introduced by the Company in the past. Additionally, none of the referenced upgrades are used independent from the originally delivered product. The upgrades delivered under PCS supersedes and replaces the prior version of the delivered product with the added enhancements and in no circumstances does the upgrade delivered run concurrently or simultaneously operate with the originally delivered product. Further, both major and minor upgrades to a core product are marketed as the newest version of the existing product rather than as a new product and are consistent in name. Upgrades have been delivered as enhancements to the originally delivered product to ensure the investment made on behalf of the customer as represented by the original price paid remains consistent over time and does not decline in value. We do not deliver upgrades that substantially alter the core functionality of a product that would result in a substantial increase from the original price paid. This is evidenced by the minimal stand alone price to upgrade when not under an active PCS agreement in comparison to the original price paid for the product upfront.

Therefore, the Company believes that the product upgrades noted within the disclosure are part of routine maintenance that customers are entitled to under current maintenance contracts rather than specified additional products requiring separate accounting treatment. A customer would be obligated to incur a separate license and support fee for any other products it does not currently own.

* * * * * * *

In addition, NetScout acknowledges:

NetScout is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

NetScout may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (978) 614-4195 if you have any questions or would like any additional information.

Sincerely,

/s/ Jean M. Bua

Jean M. Bua
Chief Financial Officer, NetScout Systems, Inc.

cc:	Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.
Jeff Levinson, Vice President, General Counsel and Secretary, NetScout Systems, Inc.
Miguel J. Vega, Cooley LLP
Alicemarie Hand, PricewaterhouseCoopers, LLP